EXHIBIT 4.7

Terms and conditions of the Nokia

Employee Share Purchase Plan

Approved by the Board of Directors on February 14, 2014

CONTENT

1	DEFINITIONS AND INTERPRETATION	1

2	INVITATION	3

3	ENROLING IN THE PLAN	4

4	LIMITS AND SCALING BACK	4

5	PURCHASED SHARES	5

6	MATCHING SHARE AWARDS	5

7	END OF THE HOLDING PERIOD	5

8	FREE SHARES	6

9	TAXATION AND REGULATORY ISSUES	6

10	CASH EQUIVALENT	6

11	WITHDRAWAL	7

12	CESSATION OF EMPLOYMENT	7

13	CORPORATE EVENTS	8

14	INTERNATIONAL TRANSFERS	9

15	ADJUSTMENTS	10

16	AMENDMENTS	10

17	LEGAL ENTITLEMENT	10

18	GENERAL	11

The Nokia Employee Share Purchase Plan

1	DEFINITIONS AND INTERPRETATION

1.1	In this Plan, unless otherwise stated, the words and expressions below have the following meanings:

“Board”	the Board of Directors of the Company, any duly authorised committee of the board or any delegate of the board;

“Company”	Nokia Corporation, a Company registered in Finland, with Business Identity Code 0112038-9;

“Contribution”
the payment made by or on behalf of a Participant in the Participant’s local currency each month (or at such other frequency determined by the Board) during a Savings Period to be used in the acquisition of Purchased Shares pursuant to the terms of the Plan;

“Contribution Limit”	the maximum aggregate amount of Contributions in Euros which may be made by all Participants during a Savings Period determined by the Board in accordance with rule 2.2.6;

“Dealing Day”	any day on which the NASDAQ OMX Helsinki exchange, or any other successor body carrying out the business of the NASDAQ OMX Helsinki exchange is open for business;

“Dealing Restrictions”
restrictions imposed by the Company’s Insider Policy, the Finnish Securities Markets Act, the rules of the NASDAQ OMX Helsinki exchange, the standards imposed by the Finnish Financial Supervisory Authority or any applicable laws or regulations applicable anywhere in the world which impose restrictions on share dealing;

“Eligible Employee”	an employee of the Company or any of its Participating Subsidiaries who is resident or deemed to be resident in a Participating Jurisdiction;

“Enrolment Period”	the period during which Eligible Employees may enter into an Investment Agreement to participate in the Plan pursuant to rule 3;

“Free Shares”	Shares acquired by a Participant in accordance with rule 8;

“Group Member”	the Company, or any Participating Subsidiary of the Company or any company which is the Company’s holding company or a Subsidiary of the Company’s holding company;

“Holding Period”	a period of one year or any other period as determined by the Board, starting on the Initial Acquisition Date;

“Initial Acquisition Date”	the first date, following the end of the Enrolment Period, on which Contributions are applied to acquire Purchased Shares;

“Internal Reorganisation”
where immediately after any event described in rule 13.1 or a tender offer, all or substantially all of the issued share capital of the acquiring company is owned directly or indirectly by the persons who were shareholders in the Company immediately before such event;

“Investment Agreement”	the agreement pursuant to which a Participant enrols in the Plan and agrees to make Contributions pursuant to rule 3.1;

“Jurisdiction Limit”
the maximum aggregate amount of Contributions in the currency of the applicable jurisdiction that may be made by Eligible Employees resident or deemed to be resident in that jurisdiction and set by the Board to take account of laws or regulations applicable in that jurisdiction or for any other reason at the Board’s discretion;

“Matching Shares”	Shares to which a Matching Share Award relates;

“Matching Share Award”	a right granted to each Participant to acquire Shares in accordance with rule 6;

“Matching Share Ratio”
the ratio of Matching Shares to Purchased Shares applicable to Matching Share Awards, which will determine the number of Matching Shares to be issued or transferred to Participants following the end of the Holding Period;

“Original Euro Contribution Value”	the total amount in Euros of a Participant’s Contributions to be made over the Savings Period determined in accordance with rule 3.3;

“Participant”	an Eligible Employee who has entered in to an Investment Agreement to participate in the Plan pursuant to rule 3, or their estate following the Participant’s death;

“Participating Jurisdiction”	a jurisdiction selected by the Board in which participation in the Plan will be offered;

“Participating Subsidiary”	a Subsidiary selected by the Board for the purposes of the Plan;

“Plan”	the Nokia Employee Share Purchase Plan in its present form or as from time to time amended;

“Plan Cycle”	each occasion on which Eligible Employees are invited to participate in the Plan;

“Purchased Share”	a Share acquired by or on behalf of a Participant as described in rule 5;

“Savings Period”	a period, determined by the Board, over which Contributions are made by a Participant;

“Scale Back Threshold”	the threshold amount in Euros above which a Participant’s Contributions may be scaled back in accordance with rule 4.2 and determined by the Board in accordance with rule 2.2.4;

“Share”	a fully paid ordinary share in the capital of the Company;

“Subsidiary”	a company in relation to which the Company (or any company which itself exercises control of the Company) exercises control which is included in the Company’s consolidated financial statements;

“Tax Liability”
any tax or social security contributions liability in any jurisdiction in connection with the Plan for which the Participant is liable and for which any Group Member or former Group Member is obliged to account to any relevant authority;

“Vest”	the point at which a Participant becomes entitled to receive the Shares subject to their Matching Share Award; and

“Vesting” and “Vested” will be construed accordingly.

1.2	Unless the context otherwise requires, references in the Plan to:

1.2.1	the singular include the plural and vice versa; and

1.2.2	the masculine include the feminine and vice versa.

1.3	Headings and explanatory wording does not form part of the Plan.

2	INVITATION

2.1	The Board may decide to operate the Plan at any time.

2.2	When the Board decides to operate the Plan, it will also decide in respect of each Plan Cycle:

2.2.1	the Participating Jurisdictions, Participating Subsidiaries and the Eligible Employees are to be invited to participate in the Plan;

2.2.2
the Savings Period and the Holding Period. The Board may set more than one Savings Period or Holding Period to take into account any legal or regulatory requirements applicable in a Participating Jurisdiction, or for any other reason that it considers appropriate, in its absolute discretion;

2.2.3	the minimum and maximum Contribution in Euros which may be made on an annual basis during the Savings Period and the currency in which each Eligible Employee will be invited to make Contributions;

2.2.4	any applicable Scale Back Threshold;

2.2.5	the exchange rates by reference to which such minimum and maximum Contributions and the Scale Back Threshold will be converted into the Participants’ local currency;

2.2.6	any Contribution Limit which the Board deems appropriate to apply;

2.2.7	the jurisdictions (if any) in which a Jurisdiction Limit will apply and the amount of each applicable Jurisdiction Limit;

2.2.8	the Matching Share Ratio;

2.2.9	the Enrolment Period; and

2.2.10	whether Free Shares will be applicable and the terms on which a Participant may acquire Free Shares in accordance with rule 8.

2.3
Any Eligible Employee may be invited to participate in the Plan. The invitation will include the information set out in rule 2.2 (decisions of the Board) provided that the minimum and maximum Contribution and the Scale Back Threshold will be stated in the local currency applicable to the Eligible Employee and expressed as an amount per month (or such other applicable frequency during the Savings Period).

3	ENROLING IN THE PLAN

3.1	During the Enrolment Period, an Eligible Employee who chooses to participate in the Plan must enter into an Investment Agreement.

3.2
Each Eligible Employee will be required to specify the Contribution that they wish to make to the Plan for the duration of the Savings Period. The aggregate annual Contributions during the Savings Period must be at least equal to the minimum Contribution specified by the Board pursuant to rule 2.2.3 (Contribution levels) which, subject to any applicable Jurisdiction Limit, must not exceed the lower of:

3.2.1	the maximum Contribution determined by the Board in accordance with rule 2.2.3; and

3.2.2	10% of the Eligible Employee’s annual gross base salary.

3.3
Subject to rule 4 (limits and scaling back), the aggregate Contributions specified by a Participant pursuant to rule 3.2 will be converted to Euros at the exchange rate referred to in rule 2.2.5 (the original exchange rate) to determine each Participant’s Original Euro Contribution Value for the relevant Savings Period.

3.4	Contributions will be made by or on behalf of Participants by deductions from salary, for the duration of the Savings Period, as soon as practicable after the end of the Enrolment Period.

4	LIMITS AND SCALING BACK

4.1
At the end of the Enrolment Period, the aggregate Contributions in Euros to be made by Participants will be calculated for the relevant Savings Period and for this purpose the same exchange rates as described in rule 2.2.5 (the original exchange rate) will be applied to convert Contributions to be made in another currency to Euros.

4.2
If the aggregate value of Contributions in Euros to be made during the Savings Period determined in accordance with rule 4.1 would exceed any Contribution Limit, the Board may reduce the Contributions to be made by Participants by such method or methods as it deems appropriate provided that in reducing Contributions, the Board must not reduce the Contributions below the Scale Back Threshold.

4.3
If the aggregate Contributions to be made by Participants in a Participating Jurisdiction during the Savings Period in accordance with rule 4.1 would meet or exceed any Jurisdiction Limit, the Board may reduce Contributions to be made by those Participants using such method or methods as it deems appropriate.

4.4	Where the Contributions to be made by Participants are reduced pursuant to this rule 4, Participants will be notified accordingly before the start of the Savings Period.

5	PURCHASED SHARES

5.1
Each Contribution made by a Participant during the relevant Savings Period will be applied to the acquisition of Purchased Shares as soon as practicable following the date on which the Contribution is made, beginning on the Initial Acquisition Date.

5.2
Purchased Shares may be new Shares, treasury Shares or Shares purchased from the market. Where Shares are purchased in the market at more than one price with Participants’ Contributions, the average price of the Shares calculated over several Dealing Days may be used to determine the number of Purchased Shares acquired on behalf of each Participant.

5.3
Where Contributions are made in a currency other than the currency in which Shares are traded, Contributions will be exchanged at the prevailing exchange rate before being used to acquire Purchased Shares.

5.4	Purchased Shares will be held on the Participants’ behalf during the Holding Period in a nominee account or a book entry account or on such other basis as the Board determines.

5.5
All dividends paid in respect of Purchased Shares will be used to acquire additional Shares, which will be held for the Participant on the same terms as the Purchased Shares to which they relate, except that such Shares will not be included when applying the Matching Share Ratio.

5.6
Subject to any Dealing Restrictions, a Participant may sell or transfer some or all of their Purchased Shares at any time during the Holding Period. However, the number of Matching Shares that will Vest will be reduced proportionately in accordance with rule 6.2 (application of the Matching Share Ratio).

5.7	If a Participant uses his Purchased Shares as security for any liability during the Holding Period, such Purchased Shares will be treated as having been sold or transferred pursuant to rule 5.6.

6	MATCHING SHARE AWARDS

6.1
A Participant will receive a Matching Share Award on the first Dealing Day after the Enrolment Period, or if the enrolment is subject to any regulatory approvals, on the first Dealing Dayafter such regulatory approval has been obtained provided that there is a period of at least three months between the date on which the Participant receives his Matching Share Award and the end of the Savings Period.

6.2
The Matching Share Award will relate to such number of Shares as will be determined by applying the Matching Share Ratio to the number of Purchased Shares held by a Participant at the end of the Holding Period, whether deemed to end or otherwise, not exceeding that number of Purchased Shares acquired with Contributions up to the Participant’s Original Euro Contribution Value.

6.3	A Participant is not required to pay for the Matching Share Award.

6.4	Before the Shares to which a Matching Share Award relates are issued or transferred to a Participant following Vesting, each Participant will have no rights in respect of those Shares.

6.5
A Matching Share Award must not be used as security for any liability, be transferred or otherwise disposed of (except in the event of the Participant’s death, to his personal representatives) and will lapse immediately on any attempt to do so.

7	END OF THE HOLDING PERIOD

7.1	Immediately following the end of the Holding Period:

7.1.1
Matching Share Awards will Vest over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) and, subject to rule 9  (taxation and regulatory issues) and rule 10 (cash equivalent), the Vested Shares will be issued or transferred to the Participant as soon as practicable thereafter; and

7.1.2
Purchased Shares will no longer be subject to rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares.

8	FREE SHARES

8.1	If the Board determines pursuant to rule 2.2.10 that Free Shares will be applicable to a Plan Cycle, this rule 8 will apply.

8.2
Any Participant, who makes Contributions to the Plan for such number of consecutive months as determined by the Board pursuant to rule 2.2.10 which are then used to acquire Purchased Shares on his behalf, will receive a number of Free Shares, determined by the Board, in accordance with rule 8.3.

8.3
Subject to rule 9 (taxation and regulatory issues) and rule 10 (cash equivalent), the Free Shares will be issued or transferred to the Participant as soon as reasonably practicable following the application of the last of such number of consecutive Contributions referred to in rule 8.2 to the acquisition of Purchased Shares.

9	TAXATION AND REGULATORY ISSUES

9.1
A Participant will be responsible for and indemnifies each relevant Group Member against any Tax Liability. Any Group Member may withhold an amount to settle such Tax Liability from any amounts due to the Participant (to the extent such withholding is not in breach of any applicable laws) and/or make any other arrangements as it considers appropriate to ensure recovery of such Tax Liability including, without limitation, the sale of sufficient Shares acquired subject to a Matching Share Award or otherwise to realise an amount to settle the Tax Liability. A Participant will also be responsible for all taxes and social security liabilities which he is obliged to account for directly to any tax authority in any jurisdiction in connection with the Plan.

9.2	The Company, the Eligible Employees and the Participants are obliged to comply with any applicable laws and regulations on insider dealing and any Company insider policies.

10	CASH EQUIVALENT

10.1
At any time prior to Vesting of a Matching Share Award or the issue or transfer of Free Shares pursuant to rule 8.3, the Board may determine that in substitution for his right to acquire some or all of the relevant Shares, the Participant will instead receive a cash sum. The cash sum will be equal to the market value of that number of the Shares which would otherwise have been issued or transferred and for these purposes:

10.1.1
market value will be determined on the date of Vesting in the case of a Matching Share Award and, in the case of Free Shares, the date on which the last of the Contributions is applied to acquire Purchased Shares in accordance with rule 8.2. For the purposes of the Matching Share Award payment, the date of Vesting, when market value is determined, shall be the last date of the Holding Period; and

10.1.2
the cash sum will be paid to the Participant as soon as practicable thereafter, net of any deductions (including but not limited to any Tax Liability or similar liabilities) as may be required by local law.

11	WITHDRAWAL

11.1
Subject to any Dealing Restrictions, a Participant may, at any time during the Savings Period give notice that he wishes to withdraw from the Plan. Where a Participant has given notice to withdraw from the Plan in accordance with this rule 11.1, his Contributions will cease as soon as practicable thereafter.

11.2
Subject to any mandatory rules in a Participating Jurisdiction, if a Participant takes a voluntary or statutory leave of absence such that Contributions cannot be made pursuant to rule 3.4, the Participant will be deemed to have withdrawn from the Plan in accordance with rule 11.1.

11.3
If rule 11.1 applies, any Purchased Shares acquired on the Participant’s behalf will remain subject to the rules of the Plan including rule 5.6 (proportionate reduction in Matching Shares) for the remainder of the Holding Period.

11.4	At the end of the Holding Period:

11.4.1
Matching Share Awards will Vest over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) and, subject to rule 9 (taxation and regulatory issues) and rule 10 (cash equivalent), the Vested Shares will be issued or transferred to the Participant as soon as practicable thereafter; and

11.4.2
Purchased Shares will no longer be subject to rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares.

12	CESSATION OF EMPLOYMENT

12.1	Where a Participant ceases to hold office or employment with a Group Member before the end of the Holding Period other than in accordance with rule 12.2, the Holding Period will be deemed to end and:

12.1.1
Purchased Shares will no longer be subject to rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares; and

12.1.2	his Matching Share Award will lapse on the date of such cessation.

12.2	Where a Participant ceases to hold office or employment with a Group Member before the end of the Holding Period for one of the following reasons:

12.2.1	death;

12.2.2	permanent disability;

12.2.3	retirement with the agreement of the Participant’s employer;

12.2.4	redundancy; or

12.2.5
the Participant’s employing company ceasing to be a Group Member or the transfer of an undertaking or part of an undertaking (in which the Participant is employed) to a person who is not a Group Member the Holding Period will be deemed to end on the date of such cessation and rule 12.3 will apply.

12.3	When a Participant ceases to hold office or employment for one of the reasons specified in rule 12.2:

12.3.1
Purchased Shares will no longer be subject to rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares; and

12.3.2
Matching Share Awards will Vest on the date of such cessation, over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) provided that unless the Board determines otherwise, no Vested Shares will be issued or transferred to a Participant and instead, subject to rule 9 (taxation and regulatory issues) a cash payment will be made to the Participant in accordance with rule 10 (cash equivalent) in respect of all the Vested Shares to which his Matching Share Award relates.

12.4	For the purposes of the Plan, a person will be treated as ceasing to hold office or employment with a Group Member on the last day of employment.

13	CORPORATE EVENTS

13.1	On the occurrence of any of the events set out below, subject to rule 13.4, the Holding Period will be deemed to end on the date of such event and rule 13.2 will apply. These events are:

13.1.1	the placement of the Company into liquidation;

13.1.2	the resolution of merger, where the Company merges into another company, or demerger of the Company in accordance with the Finnish Companies Act.

13.2	On the occurrence of any of the events referred to in rule 13.1 the Holding Period will be deemed to end at that time and:

13.2.1
Matching Share Awards will Vest over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) and, subject to rule 9 (taxation and regulatory issues) and rule 10 (cash equivalent), the Vested Shares will be issued or transferred to the Participant as soon as practicable thereafter; and

13.2.2
Purchased Shares will no longer be subject to the rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares.

13.3	Other events

13.3.1
If the Company is or may be affected by a delisting, special dividend, tender offer, redemption of Shares or other event which, in the opinion of the Board, may affect the current or future value of Shares, the Board may determine that conditional on the event occurring, the Holding Period will be deemed to end on the date of the event and:

i)
Matching Share Awards will Vest over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) and, subject to rule 9 (taxation and regulatory issues) and rule 10 (cash equivalent), the Vested Shares will be issued or transferred to the Participant as soon as practicable thereafter; and

ii)
Purchased Shares will no longer be subject to the rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares.

13.3.2	If the event does not occur then rule 13.3.1 will not apply and the Savings Period and Holding Period will continue in respect of both Purchased Shares and Matching Share Awards.

13.4	Exchange of the Matching Share Award

13.4.1
A Matching Share Award will not Vest under rule 13.2 or in accordance with rule 13.3 as a result of a tender offer, but will be released automatically in consideration of the grant of a new award which, in the opinion of the Board, is equivalent to the Matching Share Award (“Existing Award”), but relates to shares in a different company (whether the acquiring company or a different company), to the extent that:

i)	an offer to exchange the Existing Award is made and accepted by a Participant;

ii)	there is an Internal Reorganisation; or

iii)	the Board decides (before the event) that an Existing Award will be automatically exchanged.

13.5	Any reference to the Board in this rule 13 means the members of the Board immediately prior to the relevant event.

14	INTERNATIONAL TRANSFERS

14.1	If during a Savings Period:

14.1.1	a Participant ceases to be resident (or to be deemed to be resident) in a Participating Jurisdiction (the “Original Participating Jurisdiction”);

14.1.2	the Participant immediately becomes resident (or is deemed to become resident) in another Participating Jurisdiction (the “New Participating Jurisdiction”);

14.1.3	the events described at rules 14.1.1 and 14.1.2 do not cause the Participant to cease to hold office or employment with a Group Member in accordance with rules 12.1 or 12.2; and

14.1.4	the currency in the New Participating Jurisdiction is different from the currency in the Original Participating Jurisdiction the Participant will continue to make Contributions to the Plan but after he ceases to be resident (or deemed to be resident) in the Original Participating Jurisdiction, the aggregate Contribution specified by the Participant pursuant to rule 3.2 will be converted from the currency applicable in the Original Participating Jurisdiction to the currency in the New Participating Jurisdiction using the exchange rate referred to in rule 2.2.5 and the Contributions made by the Participant after he becomes resident (or is deemed to be resident) in the New Participating Jurisdiction will then be applied to the acquisition of Purchased Shares in accordance with rule 5.

14.2
If during a Savings Period a Participant ceases to be (or to be deemed to be) resident in an Original Participating Jurisdiction and does not immediately become resident (or be deemed to be resident) in a New Participating Jurisdiction, provided neither rule 12.1 or 12.2 is applicable:

14.2.1	the Participant will not make any further Contributions to the Plan after the date on which he ceases to be resident in the Original Participating Jurisdiction; and

14.2.2	any Purchased Shares already acquired on the Participant’s behalf will remain subject to the rules of the Plan for the duration of the Holding Period, when rule 7 will apply.

15	ADJUSTMENTS

15.1	The number of Shares subject to a Matching Share Award may be adjusted in such manner as the Board determines, in the event of:

15.1.1	any variation of the share capital or in the number of Shares of the Company; or

15.1.2	a demerger, delisting, special dividend, rights issue or other event which may, in the Board’s opinion, affect the current or future value of Shares.

16	AMENDMENTS

16.1	The Board may at any time amend the rules of the Plan, provided that no amendment to the material disadvantage of existing rights of Participants will be made unless:

16.1.1	every Participant who may be affected by such amendment has been invited to indicate whether or not he approves the amendment; and

16.1.2	the amendment is approved by a majority of those Participants who have so indicated.

17	LEGAL ENTITLEMENT

17.1	This rule 17 applies during a Participant’s employment with any Group Member and after the termination of such employment.

17.2
Nothing in the Plan or its operation forms part of the terms of employment of a Participant and the rights and obligations arising from a Participant’s employment with any Group Member are separate from, and are not affected by, the Participant’s participation in the Plan. Participation in the Plan does not create any right to continued employment for any Participant.

17.3
The acquisition of Purchased Shares on behalf of a Participant or the grant of any Matching Share Award to a Participant or the acquisition of any Free Shares does not create any right for that Participant to be offered participation in the Plan in future or to be granted any additional Matching Share Awards or for Purchased Shares or Free Shares to be acquired or Matching Share Awards to be granted on any particular terms, including the number of Shares to which a Matching Share Award relates.

17.4	By Participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including:

17.4.1	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason;

17.4.2	any exercise of a discretion or a decision taken in relation to any Purchased Shares, Matching Share Awards and/or to the Plan, or any failure to exercise a discretion or take a decision;

17.4.3	the operation, suspension, termination or amendment of the Plan.

18	GENERAL

18.1	The Plan will terminate by the passing of a resolution by the Board. Termination of the Plan will be without prejudice to the existing rights of Participants.

18.2
Participants shall not be entitled to any dividends or have any voting rights or other shareholder rights until the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered to the Trade Register.

18.3
Participants consent to the processing of personal data in connection with their participation in the Plan by any Group Member (and any third party appointed by a Group Member in connection with the Plan) including the administration, maintenance of records and the provision of Participants’ details to future purchasers of the Company. Depending on the location of the Participant, the data might be transferred internationally. The processing is described in more detail in the privacy supplement that will be provided to each Participant.

18.4	All charges levied in connection with the delivery or sale of Shares pursuant to the Plan will be borne by Participants.

18.5
The Plan will be administered by the Board. The Board will have full authority, consistent with the Plan, to administer the Plan, including authority to interpret and construe any provision of the Plan and to adopt regulations for administering the Plan. Decisions of the Board will be final and binding on all parties.

18.6
Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post, in the case of a company to their registered office (for the attention of the company secretary or a person in a similar position), and in the case of an individual to his last known address, or, where the individual is a director or employee of a Group Member, either to the director or employee’s last known address or to the address of the place of business at which the director or employee performs the whole or substantially the whole of the duties of the director or employee’s office or employment. Where a notice or other communication is given by post, it will be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery or if not available, 24 hours after sending the notice.

18.7
These rules will be governed by and construed in accordance with the laws of Finland. Disputes arising in respect of the Plan will be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.